Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bublish, Inc.
1007 Johnnie Dodds Blvd., Suite 125
Mount Pleasant, SC 29464
https://bublish.com/

Up to $106,990.00 in Class B Common Stock at $13.00
Minimum Target Amount: $9,997.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bublish, Inc.
Address: 1007 Johnnie Dodds Blvd., Suite 125, Mount Pleasant, SC 29464
State of Incorporation: SC
Date Incorporated: February 18, 2014

Terms:

Equity

Offering Minimum: $9,997.00 | 769 shares of Class B Common Stock
Offering Maximum: $106,990.00 | 8,230 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $13.00
Minimum Investment Amount (per investor): $247.00

Company Repurchase Right: The Company may, at any time after the closing of this Offering, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the higher of (1) the valuation of the Company at such time, and (b) 200% of the Subscriber's investment. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Early-Bird Investment Bonus

Investments made **24 hours after launch**, and **prior to the end of the 15th day** of the offering will receive a 10% bonus on shares received.

Perks*

If you invest **$250-$499**, you will receive a one-year subscription to Bublish for free and a copy of *Bublish's Indie Publishing Guide*.

If you invest **$500-$999**, you will receive a one-year subscription to Bublish for free, a copy of *Bublish's Indie Publishing Guide*, and 10% off your first order of Author Services (up to $10,000).

If you invest **$1,000-$2,499**, you will receive a two-year subscription to Bublish for free, a copy of *Bublish's Indie Publishing Guide*, and 15% off your first order of Author Services (up to $10,000).

If you invest **$2,500-$4,999,** you will receive a two-year subscription to Bublish for free, a copy of *Bublish's Indie Publishing Guide*, 20% off your first order of Author Services (up to $10,000), and a free one-hour Book Positioning Consultation.

If you invest **$5,000-$9,999**, you will receive a free lifetime subscription to Bublish, a copy of Bublish's Indie Publishing Guide, 20% off your first order of Author Services (up to $10,000), a free one-hour Book Positioning Consultation, and a free Retail Product- Page Assessment.

If you invest **$10,000-$19,999,** you will receive a complete publishing package with a free lifetime subscription to Bublish, a copy of *Bublish's Indie Publishing Guide*, a free one-hour Book Positioning Consultation and a free Retail Product-Page Assessment.

If you invest **$20,000-$49,999**, you will receive a complete publishing package with a free lifetime subscription to Bublish, $1,000 worth of ad spend, a copy of *Bublish's Indie Publishing Guide*, a free one-hour Book Positioning Consultation, a free Retail Product- Page Assessment, and a half-day online publishing and marketing work session with members of the Bublish staff. (Terms apply.)

If you invest **$50,000 or more**, you will receive a complete ghostwriting/publishing package (yes, that means we write the book for you) with a free Bublish lifetime subscription, $1,000 worth of ad spend, a copy of Bublish's Indie Publishing Guide, a free Book Positioning Consultation, and a free Retail Product-Page Assessment. In addition, we will fly you to Charleston, South Carolina (where we are based), pay for two nights in a hotel, and invite you to spend two-days with the Bublish staff to work on your book and enjoy our beautiful city. (Terms apply and you must reside in the U.S. to take advantage of this perk.)

All perks can be gifted and will occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Bublish, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering if they invest within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $13 / share, you will receive 11 shares of Class B Common Stock, meaning you'll own 11 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Bublish is a publishing technology company that offers award-winning technologies, services and programs to equip "authorpreneurs" for success in today's competitive book marketplace. The company's premier SaaS offering is the Bublish platform, a complete publishing system with built-in marketing, branding and discoverability features. Authors can write, publish, promote, sell and track their work—all from one dashboard. Bublish currently generates revenue in three ways: 1. Our SaaS-based publishing and marketing platform 2. Author Services (editing, design, book production, marketing, etc.) 3. Book Distribution Royalties We intend to integrate Artificial Intelligence and blockchain technologies to help authors position, publish and market better books, more effectively and efficiently...and to a wider audience.

Competitors and Industry

Traditional book publishing is undergoing a massive transition. This $26 billion industry (The Association of American Publishers 2018 StatShot Annual Report) is losing market share to a growing class of professional independent authors, who now generate about 20% of the industry's revenue (Paul Abbassi, aka Data Guy, at Digital Book World 2018). For independent publishers, the marketplace is fractured, with marketing being the biggest pain point and the service that is least integrated into the indie publishing process. Our most direct competitors are distribution aggregators like Smashwords, BookBaby & Draft2Digital. Many of our retailer partners—Amazon, Apple Books, B&N, Kobo, Google Play—also have their own self-publishing arms, so they are both partners and to some extent competitors.

Current Stage and Roadmap

Bublish is a complete publishing platform with built-in marketing, branding and discoverability features. As an active, revenue-generating platform with thousands of users around the world, Bublish has evolved from its initial service offering of SaaS-based book-marketing technology to become a global distributor of digital and print books. After an 18-month, revenue-generating beta distribution program, Bublish announced its full capabilities to the world in December 2018 in conjunction with the launch of its Reg-CF offering. The next wave of Bublish technology will focus on the development of proprietary features driven by Artificial Intelligence and blockchain technologies to help authors position, publish and market better books, more effectively and efficiently...and to a wider audience.

The Team

Officers and Directors

Name: Noah Gresham

Noah Gresham's current primary role is with Tatras Data. Noah Gresham currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: December 01, 2018 - Present
  Responsibilities: He is a member of Bublish's Board of Directors

Other business experience in the past three years:

- **Employer:** Tatras Data
  Title: CEO
  Dates of Service: August 01, 2012 - Present
  Responsibilities: He is head of the company, which provides on demand Data Science Services for clients requiring deeper skills, team scalability and faster time to market

Other business experience in the past three years:

- **Employer:** Gresham Trask American Ventures
  Title: Partner
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Board

Other business experience in the past three years:

- **Employer:** American Internet Holdings
  Title: Partner
  Dates of Service: January 01, 2000 - May 15, 2015
  Responsibilities: CEO

Name: Kathy Meis

Kathy Meis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and President
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Responsible for strategy and running daily operations at Bublish, Inc.

- **Position:** Chairman of the Board
  Dates of Service: March 01, 2014 - Present
  Responsibilities: Running Bublish's Board of Directors

Name: Charles Wyke-Smith

Charles Wyke-Smith's current primary role is with Verge Health. Charles Wyke-Smith currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 01, 2014 - Present
  Responsibilities: advise on user experience

- **Position:** Chief Product Officer
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Responsible for product development and user experience on the Bublish platform

Other business experience in the past three years:

- **Employer:** Peachpit Press
  Title: Author
  Dates of Service: May 01, 2005 - Present
  Responsibilities: Writing books on code

Other business experience in the past three years:

- **Employer:** Verge Health
  Title: UX Designer
  Dates of Service: February 01, 2017 - Present
  Responsibilities: UX Design

Name: Noah T. Leask

Noah T. Leask's current primary role is with ISHPI Information Technologies. Noah T. Leask currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Bublish Board Member
  Dates of Service: April 01, 2014 - Present
  Responsibilities: Responsible for advising the board on financial and operational issues

Other business experience in the past three years:

- **Employer:** ISHPI Information Technologies
  Title: Co-founder and Chairman
  Dates of Service: September 01, 2006 - Present

Responsibilities: Oversees rapidly growing private federal government contracting corporation providing premier level Full Spectrum Cyber Operations, Operations, Counterintelligence, Secure Software Development, and C5ISR Services and Cyber Training and Certifications in support of National Defense and the Warfighter

Other business experience in the past three years:

- **Employer:** APC Data Analytics
  Title: Executive VP and Chief Technology Officer
  Dates of Service: February 01, 2017 - Present
  Responsibilities: eading the delivery of the company's first application - APC. APC enables licensed real estate agents to accurately estimate the market value of a specific subject property in an interactive, visual and user-friendly way.

Other business experience in the past three years:

- **Employer:** Resource Connector, LLC
  Title: Chief Technology Officer
  Dates of Service: July 01, 2018 - Present
  Responsibilities: upports Resource Connector, LLC's mission to provide its users with an online portal of resources for easy navigation of the vast array of healthcare and human services.

Other business experience in the past three years:

- **Employer:** Leask Industries, LLC
  Title: Managing Partner
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Oversees strategic direction of company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights

The Common B shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Bublish.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bublish.com could harm our reputation and materially negatively impact our financial condition and business.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to continue to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups

The transferability of the Securities you are buying is limited

Any corporate shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the Class B Non-Voting Common Stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Securities & Exchange Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the publishing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it might not succeed

The Company is offering corporate shares in the amount of up to $106,990 in this offering, and if successful, to increase the size of this offering to $1,069,900 and may require more capital to achieve its goals. If the Company does not manage to raise the funding that is sought, it might have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Need for working capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Potential dilution

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Additional Preferred Stock could be issued in series from time to

time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Preferred Stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly offer a lower purchase price per share.

We are reliant on the performance of our management team

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The "Use of Proceeds" described in this Offering is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock offered to investors in this offering has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in the management's discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is cash remaining after all of the creditors of our company have been paid out.

The holders of Series A Preferred Stock Have a Liquidation Preference

Our Series A Preferred Stock has a liquidation preference equal to $2.50 per share. Therefore, if we are dissolved, liquidated or wind down, and there are assets available for distribution, the holders of Series A Preferred Stock would receive $2.50 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series A Preferred Stock. There are currently 152,787 outstanding shares of Series A Preferred Stock. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series A Preferred Stock would receive $381,968 prior to any distribution of assets to the common stock holders.

We currently do not hold any patent protection for our technology

At this time, nothing can prevent others from developing similar applications. Also, if we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

The Bublish Platform, our software applications, and other interfaces and applications

built upon the Bublish Platform are continually being developed and improved, and there are no assurances that the Bublish Platform will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use the Bublish Platform. Further, the Bublish Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Bublish Platform. Cyber-attacks may target users, or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We have instituted business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store personal and other sensitive information/digital data of our investors, users and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

We have the right to repurchase the Class B Non-Voting Common Stock in certain circumstances.

We have the right to repurchase the Class B Common Stock. The payment for the Securities shall be based on either (1) the valuation of the Company, or (2) 200% of the Subscriber's initial investment, whichever is higher. Upon delivery of such notice and payment, the Subscriber's Securities shall automatically be deemed repurchased and cancelled. If we exercise this right and the value of the stock has appreciated, the investors would not receive the full benefit of the upside in the shares purchased in this Offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kathy Meis	437,000	Class a common stock	75.02
Kathy Meis	28,520	Series a preferred stock	75.02

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred Stock, Warrants to purchase Class A Common Stock, and Preferred Stock (remaining undesignated). As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,230 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 540,000 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and the holders of Series A Preferred Stock are entitled to a number of votes equal to the number of shares of Common Stock into which they are convertible, on all matters submitted to a vote of the stockholders. The holders of Class A Common Stock and the holders of Series A Preferred Stock vote together as a single class. The holders of Class B Common Stock are not entitled to any voting rights.

Material Rights

Dividend Rights. The holders of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") are entitled to share ratably with the holders of Series A Preferred Stock, in all dividends declared by the us, with the holders of Series A Preferred Stock being entitled to receive dividends based on the number of shares of Class A Common Stock into which the Series A Preferred Stock is convertible. Liquidation Rights. In the event of any liquidation, dissolution or winding up (a "Liquidation Event"), prior and in preference to any distribution of any of our assets to the holders of common stock by reason of their ownership of such stock, the holders of Series A Preferred Stock shall be entitled to receive on a pro rata basis, a preferential amount equal to the greater of (A) $2.50 per share (subject to adjustments as set forth below) of Series A Preferred Stock held by such shareholder, and (B) the aggregate amount that would have been distributed or paid with respect to such shares if such holder had converted its shares of Series A Preferred Stock into

Common Stock immediately prior to the Liquidation Event. If, upon the occurrence of a Liquidation Event, our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be insufficient to permit the payment to the holders of Series A Preferred Stock of the full aforementioned preferential amount, then, all of our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon a Liquidation Event, and after payment to the holders of Series A Preferred Stock of the amounts to which they are entitled pursuant to the prior paragraph, and subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, all of our assets that remain legally available for distribution to shareholders by reason of their ownership of stock, shall be distributed ratably among the holders of Common Stock in proportion to the number of shares of Common Stock held by them. Absence of Other Rights of Common Stock. Holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the South Carolina Business Corporation Act, shares of our Capital Stock will be fully paid and not liable to further calls or assessments by us.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividend Rights. The holders of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") are entitled to share ratably with the holders of Series A Preferred Stock, in all dividends declared by the us, with the holders of Series A Preferred Stock being entitled to receive dividends based on the number of shares of Class A Common Stock into which the Series A Preferred Stock is convertible. Liquidation Rights. In the event of any liquidation, dissolution or winding up (a "Liquidation Event"), prior and in preference to any distribution of any of our assets to the holders of common stock by reason of their ownership of such stock, the holders of Series A Preferred Stock shall be entitled to receive on a pro rata basis, a preferential amount equal to the greater of (A) $2.50 per share (subject to adjustments as set forth below) of Series A Preferred Stock held by such shareholder, and (B) the aggregate amount that would have been distributed or paid with respect to such shares if such holder had converted its shares of Series A Preferred Stock into Common Stock immediately prior to the Liquidation Event. If, upon the occurrence of a Liquidation Event, our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be insufficient to permit the payment to the holders of Series A Preferred Stock of the full aforementioned preferential amount, then, all of our assets legally available for distribution to stockholders by reason of

their ownership of stock, shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon a Liquidation Event, and after payment to the holders of Series A Preferred Stock of the amounts to which they are entitled pursuant to the prior paragraph, and subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, all of our assets that remain legally available for distribution to shareholders by reason of their ownership of stock, shall be distributed ratably among the holders of Common Stock in proportion to the number of shares of Common Stock held by them. Absence of Other Rights of Common Stock. Holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the South Carolina Business Corporation Act, shares ofour Capital Stock will be fully paid and not liable to further calls or assessments by us.

Series A Preferred Stock

The amount of security authorized is 160,000 with a total of 152,787 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and the holders of Series A Preferred Stock are entitled to a number of votes equal to the number of shares of Common Stock into which they are convertible, on all matters submitted to a vote of the stockholders. The holders of Class A Common Stock and the holders of Series A Preferred Stock vote together as a single class. The holders of Class B Common Stock are not entitled to any voting rights.

Material Rights

Dividend Rights. The holders of Common Stock are entitled to share ratably with the holders of Series A Preferred Stock, in all dividends declared by the us, with the holders of Series A Preferred Stock being entitled to receive dividends based on the number of shares of Common Stock into which the Series A Preferred Stock is convertible. Liquidation Rights. In the event of any liquidation, dissolution or winding up (a "Liquidation Event"), prior and in preference to any distribution of any of our assets to the holders of common stock by reason of their ownership of such stock, the holders of Series A Preferred Stock shall be entitled to receive on a pro rata basis, a preferential amount equal to the greater of (A) $2.50 per share (subject to adjustments as set forth below) of Series A Preferred Stock held by such shareholder, and (B) the aggregate amount that would have been distributed or paid with respect to such shares if such holder had converted its shares of Series A Preferred Stock into Common Stock immediately prior to the Liquidation Event. If, upon the occurrence of a Liquidation Event, our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be insufficient to permit the payment to the holders of Series A Preferred Stock of the full aforementioned preferential amount, then, all of our assets legally available for distribution to stockholders by reason of

their ownership of stock, shall be distributed ratably among the holders of Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon a Liquidation Event, and after payment to the holders of Series A Preferred Stock of the amounts to which they are entitled pursuant to the prior paragraph, and subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, all of our assets that remain legally available for distribution to shareholders by reason of their ownership of stock, shall be distributed ratably among the holders of Common Stock in proportion to the number of shares of Common Stock held by them. Conversion of Series A Preferred Stock Each share of Series A Preferred Stock is convertible, into the number of shares of Common Stock on a one-for-one basis, subject to adjustment for stock splits and other adjustments as set forth in the Articles of Incorporation, (i) at any time, at the option of the holder thereof, (ii) automatically upon the consummation of an initial public offering (an "IPO"), and (iii) automatically upon the approval of such conversion by holders of a majority of the outstanding shares of Series A Preferred Stock.

Warrants to purchase Class A Common Stock

The amount of securities outstanding is 17,320.

Material Rights

The warrants are exercisable for $8.66 per share.

Preferred Stock (remaining undesignated)

The amount of securities outstanding is 0.

Material Rights

860,000 of undesignated preferred stock currently remain authorized for furture designation.

Of the One Million (1,000,000) authorized shares of Preferred Stock, One Hundred Sixty Thousand (160,000) shares are designated as "Series A Preferred Stock". Eight Hundred Forty Thousand (840,000) shares remain available for future designation. The board may divide the Preferred Stock into any number of series. The board shall fix the designations and number of shares of each such additional series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the

corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

None

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Revenue. Gross revenue for fiscal 2017 was $100,111 compared to $66,228.85 for fiscal 2016. The increase in revenue is primarily attributable to the addition of authors services and the growth of our beta book distribution program in 2017. Operating Expenses. Operating expenses in 2017 were $43,975 compared to $42,298 for fiscal 2016. The increase in operating expenses is primarily attributable to increased use of freelancers to support the company's growth. Net Income (Loss). As a result of the above, for fiscal 2017, we had a net income of $6,670.00 compared to net income of $1,119.12 for fiscal 2016. The increase is primarily attributable increased growth supported with minimal administrative costs.

Historical results and cash flows:
Bublish has seen steady growth over the past two years and we expect to continue, and accelerate.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Aside from the loan from a Board Member provided to support the additional expenses associated with this Reg-CF Offering, Bublish relies on revenue generated by operations and credit cards for the last two years. The Company's relies on revenue generated from operations and certain credit card lines to operate its business.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
We are a growing, revenue-generating business. If we raise the full amount, the funds from our StartEngine raise will be used for tech development, making key hires and investing in marketing in order to grow the business more quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The amounts raised in this offering, will increase the pace at which we can grow, however, we do not believe that our failure to close on any amounts in this offering will impact our viability, as we are a growing, revenue-generating company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe we will be able to operate the company indefinitely, even if we only raise the minimum amount of $9,997. We run on "lean start up" principles and have limited operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company indefinitely, if we raise the maximum amount. The funds will enable us to accelerate our growth, but our revenue growth will also contribute to the operation of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We currently do not have any sources of outside capital, other than various credit card lines, however, we may attempt to engage in future securities offerings to raise additional growth capital.

Indebtedness

- **Creditor:** Noah Leask
  Amount Owed: $40,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2025

- **Creditor:** PayPal
  Amount Owed: $8,588.49
  Interest Rate: 22.0%
  Maturity Date: December 01, 2020

- **Creditor:** American Express
  Amount Owed: $11,699.00
  Interest Rate: 22.0%
  Maturity Date: December 31, 2020

- **Creditor:** Wells Fargo
  Amount Owed: $7,799.00
  Interest Rate: 22.0%
  Maturity Date: December 31, 2020

Related Party Transactions

- **Name of Entity:** Noah Leask
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan

Material Terms: On August 1, 2018, Mr. Leask loaned us $40,000. The loan accrues interest at a rate of 0% and is due and payable 12/31/2025

Valuation

Pre-Money Valuation: $9,006,231.00

Valuation Details: This valuation is in keeping with the valuation growth of the company, the impressive growth of our beta book distribution program and the recent official launch of that program and our new website with the first phase of automation. Additionally, with three growing revenue streams in a $26 billion market where self-published authors now represent 20% of the revenue (and growing), Bublish is confident of its conservative $9 million pre-money valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  0.0%
  We will use this percentage of the money to hire key personnel to run operations and marketing.

- *Research & Development*
  47.0%
  This money will primarily help automate current manual processes as well as pay for the development work to create the MVP of a proprietary AI system that will guide authors through a publishing timeline and set them up for success through embedded marketplace data (AI) and education throughout the process.

- *Marketing*
  47.0%
  Bublish has invested very little in marketing to date. Now that we have refined and tested our value proposition in the marketplace, it is time to invest in the following marketing efforts: —Paid advertising —Additional Conferences & Shows —More Robust Content Marketing —PR and Media Services — Search Engine Optimization

- *Company Employment*
  0.0%
  not hiring

If we raise the over allotment amount of $106,990.00, we plan to use these proceeds as

follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  30.0%
  Bublish has invested very little in marketing to date. Now that we have refined and tested our value proposition in the marketplace, it is time to invest in the following marketing efforts: —Paid advertising —Additional Conferences & Shows —More Robust Content Marketing —PR and Media Services — Search Engine Optimization

- *Research & Development*
  30.0%
  This money will primarily help automate current manual processes as well as pay for the development work to create the MVP of a proprietary AI system that will guide authors through a publishing timeline and set them up for success through embedded marketplace data (AI) and education throughout the process.

- *Company Employment*
  20.0%
  Bublish plans to make two key hires with this raise: a marketing director and an operations director. Additionally, we will hire one more administrative person to support our growing team.

- *Working Capital*
  14.0%
  As a responsible corporation, Bublish intends to set aside 14% of the raise as working capital to ensure that we are always able to meet short-term fluctuations in our financial obligations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://bublish.com/ (The annual report will be located at www.bublish.com/investors .).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bublish-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bublish, Inc.

[See attached]

BUBLISH, INC.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

Bublish, Inc.

Independent Accountants' Review Report

As of and For the Year Ended December 31, 2017

Table of Contents



JARRARD, NOWELL & RUSSELL, LLC
CERTIFIED PUBLIC ACCOUNTANTS

William H. Jarrard, CPA
Christopher C. Nowell, CPA
William A. Russell III, CPA
Derrick V. Apple, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bublish, Inc.
Charleston, SC

We have reviewed the accompanying financial statements of Bublish, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jarrard, Nowell, & Russell, LLC

Charleston, SC

December 12, 2018

Jarrard, Nowell & Russell, LLC is an Independent Member of the BDO Alliance USA.

975 Morrison Drive
PO Box 22075 (29413)
Charleston, SC 29403
Phone: 843-723-2768
Fax: 843-722-0155

1525 Sam Rittenberg Blvd.
Suite 102
Charleston, SC 29407
Phone: 843-571-4550
Fax: 843-766-9526

114 N. Highway 52
Moncks Corner, SC 29461
Phone: 843-761-8417
Fax: 843-899-5792

2171 Ashley Phosphate Rd.
Suite B
N. Charleston, SC 29406
Phone: 843-569-1400
Fax: 843-569-1496

210 South Cedar Street
Summerville, SC 29483
Phone: 843-376-2090
Fax: 843-722-0155

1

Bublish, Inc.
Balance Sheet
As of December 31, 2017

Assets

Current Assets		
Cash and Cash Equivalents	$	21,214
Total Current Assets		21,214
Property and Equipment		
Computers & networking		1,354
Accumulated Depreciation		(1,084)
Total Property and Equipment		270
Other Asset		
Deferred Tax Asset		108,790
Valuation Allowance		(108,790)
Total Other Asset		-
Total Assets	$	**21,484**

Liabilities and Equity

Liabilities

Current Liabilities		
Credit Card Payable	$	29,470
Due from Stockholder		48,350
Total Current Liabilities		77,820
Total Liabilities	$	77,820

Equity

Series A Preferred Stock - $.0001 par value; 1,000,000 shares authorized; 152,787 shares outstanding at December 31, 2017	15
Class A Common Stock - $.0001 par value; 3,000,000 shares authorized; 540,000 shares outstanding at December 31, 2017	54
Additional Paid in Capital	692,718
Retained earnings	(749,123)
Total Equity	(56,336)

Total Liabilities and Equity	$	**21,484**

This financial statement should be read with the accompanying independent accountants' review report.

Bublish, Inc.
Statement of Income and Retained Earnings
As of and for the Year Ended December 31, 2017

Revenue		
Author Services	$	50,995
Authorpreneur Dashboard Subscriptions		25,877
Gross Royalty Payments		23,239
Total Revenue		100,111
Less Cost of Sales		
Author Royalty Payment		15,623
Author Service Providers		14,457
Author Services Supplies and Software		5,232
Book Printing		690
Contractors - Technical		3,291
Merchant Service Fees		5,146
Other Direct Costs		920
Sales expense		557
Servers & Systems Management		3,549
Total Cost of Sales		49,466
Gross Profit	$	50,645
Operating Expenses		
Administrative Expenses		
Accounting		2,125
Bank charges		1,804
Consulting		1,043
Depreciation		271
Dues & subscriptions		1,534
Office expense		1,134
Office supplies		142
Parking		7
Postage		476
Taxes and Licenses		133
Training		1,420
Travel (Admin)		288
Web Hosting		417
Total Administrative Expenses		10,794
Fringe Benefits		
Education		1,165
Employee life		189
Total Fringe Benefits		1,354
Marketing Expenses		
Advertisements		318
Business Development		104
Conferences & Shows		269
Contractors - Marketing		12,771
Per diem (Marketing Travel)		1,081
Software & Support - Marketing		10,831
Supplies (Marketing)		1,073
Travel (Marketing)		2,086
Total Marketing Expenses		28,535
Overhead Expenses		
Charitable Contributions		20
Interest		2,065
Meals & entertainment		1,207
Total Overhead Expenses		3,293
Total Operating Expenses	$	43,975
Net Income before Tax	$	6,670
Net Gain	$	6,670
Retained Earnings Beginning of Period		(755,793)
Retained Earning End of the Period	$	(749,123)

This financial statement should be read with the accompanying independent accountants'
review report.

Bublish, Inc.
Statement of Changes in Stockholders' Equity
As of and for the Year Ended December 31, 2017

	Preferred Stock	Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2016	$ 15	$ 54	$ 692,718		$ (755,793)	$ (63,006)
Change in Other Comprehensive Income	-	-	-			
Dividends - Preferred Stock	-	-	-			
Net Income	-	-	-		6,670	6,670
Balance at December 31, 2017	$ 15	$ 54	$ 692,718	$ -	$ (749,123)	$ (56,336)

This financial statement should be read with the accompanying independent accountants' review report.

Bublish, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cashflows from Operating Activities

Net Gain	$	6,670
Amounts to reconciled net income to cash		
Depreciation Expense		271
Increase in credit card payable		31,538
(Decrease) in loan to stockholder		(2,550)
Net cash provided by operating activities	$	35,929
(Overdraft) at beginning of the period		(14,715)
Net increase in Cash		35,929
Cash at end of the period	$	21,214

Bublish, Inc.
Note to the Financial Statements
As of and for the Year Ended December 31, 2017

Note 1 – Description of Business

Bublish is the world's first complete publishing platform with built-in marketing, branding and discoverability features. Authors can write, publish, promote, sell and track their work—all from their Bublish dashboard. Bublish generates revenue in three ways:
- SaaS Revenue from marketing-technology subscriptions
- Agency-Style Revenue from author services (editing, layout, etc.)
- Royalty Revenue from book distribution

Note 2 – Significant Accounting Policies

Basis of Reporting – the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For the purposes of balance sheet classification and the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to cash equivalents. As of December 31, 2107, the Company did not have any cash equivalents.

Property and Equipment - Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the estimated useful lives. As of December 31, 2017, all property and equipment had an estimated useful life of five years. Depreciation expense for the year ended December 31, 2017 was $271.

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Note 3 – Cash

The company maintains cash balances at several banks. Cash accounts are insured by the FDIC for up to $250,000 as of December 31, 2017. At times, the Company's cash balances may exceed FDIC coverage. Management does not consider uninsured cash balances to be a significant credit risk.

These notes should be read with the accompanying independent accountants' review report.

Bublish, Inc.
Note to the Financial Statements
As of and for the Year Ended December 31, 2017

Note 4 – Income Taxes

The Company files income tax returns with the U.S. federal jurisdiction and the State of South Carolina jurisdiction. The Company is subject to U.S. federal or state and local tax examinations by tax authorities for the previous three years.

The company had a net operating loss carryforward as of December 31, 2017. The deferred tax benefits of the net operating loss carryforward are recorded as an other asset. As of December 31, 2017, the deferred tax asset was $108,790. A 100% valuation allowance was used to offset the deferred tax asset. The provisions for income tax for the year ended December 31, 2017 were as follows:

	2017
Provison for Federal Tax	$ -
Provision for State Tax Benefit	-
Provision for Income Tax	$ -

As of December 31, 2017, there were no uncertain tax provisions.

Note 5 – Stockholders' Equity

The Company has authorized and issued three classes of stock, Class A Common Stock, Class B Common Stock, and Preferred Stock. The board of directors may divide the Preferred Stock into any number of series. Series A Preferred Stock has conversion rights, liquidation preferences, voting rights, dividend rights, and anti-dilution rights. The Class A Common Stock voting, dividend, and liquidation rights are subject to the rights, powers, and preferences of the holders of the Class A Preferred Stock. There are 1,000,000 authorized shares, par value $0.001, of Class B Common Stock. Class B Common Stock has no voting rights.

Note 6 – Subsequent Events

The Company did not have any subsequent events through the date of this report, which is the date the financial statements were available to be issued, for events requiring recognition or disclosure in the financial statements for the year ended December 31, 201

These notes should be read with the accompanying independent accountants' review report.

I, _____Kathy Meis_____ (Print Name), the _____CEO_____(Principal Executive Officers) of _____Bublish, Inc._____(Company Name), hereby certify that the financial statements of _____Bublish, Inc._____ (Company Name) and notes thereto for the periods ending __January 1, 2016__ (beginning date of review) and __December 31, 2016__ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year   2016   the amounts reported on our tax returns were total income of $__43,301.00__; taxable income of $____0.00____ and total tax of $__0.00__.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___12/17/2018___ (Date of Execution).

Kathy Meis
_____ (Signature)

_____CEO_____ (Title)

_____12/17/2018_____ (Date)

8

BUBLISH, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED

December 31, 2016

Bublish, Inc
Index to Financial Statements
(unaudited)

Balance Sheet

Bublish, Inc.
As of December 31, 2016

	DEC 31, 2016
Assets	
Current Assets	
Cash and Cash Equivalents	
Bublish Checking (Wells Fargo)	1,074.30
Bublish Credit Card	2,067.80
Bublish Escrow	4,228.85
Total Cash and Cash Equivalents	**7,370.95**
Total Current Assets	**7,370.95**
Fixed Assets	
Accumulated Depreciation	(1,029.04)
Computers & networking	1,353.99
Total Fixed Assets	**324.95**
Total Assets	**7,695.90**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Bublish PayPal	705.29
Due to/from Stockholder	50,900.18
Historical Adjustment	835.17
Total Current Liabilities	**52,440.64**
Total Liabilities	**52,440.64**
Equity	
Current Year Earnings	1,119.12
Preferred Stock - A	380,015.00
Retained earnings	(425,878.86)
Total Equity	**(44,744.74)**
Total Liabilities and Equity	**7,695.90**

Income Statement

Bublish, Inc.
For the year ended December 31, 2016

	2016
Income	
Author Services	31,053.41
Authorpreneur Dashboard Subscriptions	24,481.54
Display Ads	800.00
Gross Royalty Payments	9,893.90
Total Income	**66,228.85**
Cost of Goods Sold	
Author Royalty Payment	5,634.06
Contractors - Technical	3,050.00
Materials	158.46
Merchant Service Fees	5,012.54
Other Direct Costs	4,330.71
Sales expense	381.29
Servers & Systems Management	4,244.41
Total Cost of Goods Sold	**22,811.47**
Gross Profit	**43,417.38**
Operating Expenses	
Accounting	1,739.25
Advertisements	30.92
Author Service Providers	2,475.00
Auto expense	70.40
Bank charges	1,568.78
Business Development	535.78
Charitable Contributions	100.00
Conferences & Shows	3,594.59
Consulting	90.00
Contractors - Marketing	21,199.25
Dues & subscriptions	149.00
Education	186.00
Employee life	130.48
Interest	2,039.00
Licenses & permits	210.00
Meals & entertainment	334.11
Office expense	435.40
Office supplies	202.08
Online Advertising	56.88

	2016
Per diem (Marketing Travel)	611.01
Postage	144.77
Rent	441.00
Software & Support - Marketing	4,596.86
Supplies (Marketing)	520.91
Training	731.49
Travel (Admin)	45.36
Web Hosting	59.94
Total Operating Expenses	**42,298.26**
Operating Income	**1,119.12**
Net Income	**1,119.12**

Statement of Cash Flows

Bublish, Inc.
For the year ended December 31, 2016

	2016
Operating Activities	
Receipts from customers	66,228.85
Payments to suppliers and employees	(65,109.73)
Net Cash Flows from Operating Activities	**1,119.12**
Financing Activities	
Other cash items from financing activities	(232.63)
Net Cash Flows from Financing Activities	**(232.63)**
Net Cash Flows	**886.49**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	3,711.37
Cash and cash equivalents at end of period	4,597.86
Net change in cash for period	**886.49**

Movements in Equity

Bublish, Inc.
For the Year ended 31 December 2016

	31 Dec 16	31 Dec 15
Equity at start of period	**(45,864)**	**11,254**
Surplus and Revaluations		
Net Surplus After Tax	1,119	(137,132)
Total Surplus and Revaluations	**1,119**	**(137,132)**
Other Movements		
Preferred Stock - A	-	80,015
Total Other Movements	**-**	**80,015**
Equity at end of period	**(44,745)**	**(45,864)**

NOTE 1 – NATURE OF OPERATIONS

Bublish, Inc. was formed on February 17, 2014 ("Inception") in the State of South Carolina. The financial statements of Bublish, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Bublish, Inc. is a publishing technology that builds tools to empower entrepreneurial authors. The Bublish platform is a complete publishing system with built-in marketing, branding and discoverability features. Authors can write, promote, publish, sell and track there work—all from one dashboard. In addition to its SaaS technology, Bublish offers a wide variety of publishing services and distributes eBooks and print books globally across multiple retail and wholesale systems.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
   in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Values

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from current operations when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and SC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company incurred $1,540.46 of short-term debt in 2016.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 3,000,0000 shares of our common stock with par value of $0.001. As of 12/17/18, the company has currently issued 540,000 shares of our common stock.

Preferred Stock
We have authorized the issuance of 1,000,000 shares of our preferred stock with par value of $0.001. As of 12/17/18, the company has currently issued 152,787 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

On August 1, 2018, Mr. Noah Leask, a member of Bublish's Board of Directors, loaned Bublish, Inc. $40,000. The loan accrues interest at a rate of 0%, and is due and payable on 12/31/2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 12, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New

Discover Investments | Raise Capital | Sign In

This offering is not live or open to the public at this moment.

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
Bublish
Empowering Authorpreneurs
Small OPO
Mount Pleasant, SC
Publishing
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

You're a writer, not a publisher!

Invest in Bublish

PUBLISHING & MARKETING SIMPLIFIED

Imagine you're finally ready to write that book you've talked about for years. It's the story you want to tell, and you think readers will enjoy it. It's the last half of this sentence that creates the challenge. Who are your readers, and how will they find your book? After all, you're a writer, not a publisher.

There are now more than 70,000 books published every month (and growing), according to the latest report from Bowker. This means it has never been more important for indie authors (AKA self-publishers) to understand the business of book publishing—positioning, marketing, design and production, distribution, advertising, metadata, and so much more.

At **Bublish**, we're empowering today's "authorpreneurs" with a **complete publishing platform with built-in**



marketing, branding and discoverability features. Authors can write, publish, promote, sell and track sales—all from one Bublish dashboard.

Think of Bublish as your "publisher in a box" with an expert publishing team, award-winning marketing technology, professional services and innovative programs—all at your fingertips.

Bublish is professional indie publishing simplified... And with your help, we're about to make our platform even better by embedding AI and blockchain technologies to help authors position, publish and market better books, more effectively and efficiently... And to a wider audience. Help us build Bublish 2.0 and change the future of publishing!

Our Market and Industry



Problem
Competitive Market — Limited Success for Most Authors
70,000 NEW BOOKS PUBLISHED EVERY MONTH!
Author Pain Points
marketing
discovery
distribution
biz of publishing
$26 Billion Industry · Self-Publishers Now Generate 20% of Revenue

According to The Association of American Publishers (AAP) 2018 StatShot Annual Report, Book publishing is a highly fractured $26 billion U.S. industry in the middle of the biggest disruption since the invention of the Gutenberg printing press in 1440!

The first wave of disruption began about 10 years ago with the introduction of the eReaders and the launch of self-publishing platforms. This enabled indie authors to take their work to audiences directly for the first time and made the process of self-publishing much easier.

The second wave of disruption is happening right now, and Bublish is poised to provide the right solutions at the right time. Since anyone *can* publish a book, everyone *is*! According to the latest report from ProQuest affiliate Bowker, More than 70,000 books are now published every month (and that's a conservative estimate)! 20% of the revenue in publishing is now generated by indie authors, and that percentage continues to grow quickly. **But we believe these authors need professional tools to compete in today's crowded book marketplace:**

- **identify and understand their target readers**
- **write a book that will delight those target readers**
- **package the book effectively to attract target readers**
- **market their book efficiently to a specific audience**
- **build a recognizable author brand that will delight**

target readers

These are typically the skills traditional publishers possess, not necessarily writers. At Bublish, we read great books everyday that haven't found their audience because they weren't properly positioned, packaged or marketed. We're changing that by helping indie authors publish professionally. Think of Bublish like your "publisher in a box."

"There is no reason more independent authors can't compete with New York publishers. We're watching indies gain market share every day."

- Kathy Meis
Founder & CEO of Bublish

What We've Accomplished So Far...

Bublish is a growing, revenue-generating platform with three streams of income:

- **SaaS Revenue** from marketing-technology subscriptions
- **Agency-Style Revenue** from author services (editing, layout, etc.)
- **Royalty Revenue** from book distribution

We're already breaking down barriers for indie authors with our technology, services and programs. We've already:

- **7,500+ users**
- **40,000-50,000 book bubble views every week**
- **Readers spend 30 times longer reading a book bubble than viewing book ads**
- **800+ books being written in Bublish's eBook Creator**
- **Beta book distribution program saw 362% year of year growth**
- **Book distribution program officially launched December 2018**

Key Milestones

Improved Operations & Tech · Accelerating Growth

- 7,500 users on the Bublish platform
- Distribution beta on track for 362% growth in book-sales revenue
- Reduced CAC & raised customer LTV
- 40-50,000 book bubble views per week
- Attracted top marketing, operations and tech talent to our team
- Built recognizable brand in publishing industry on small budget

---

What Our Authors Have to Say



JANE MERSKY LEDER
Author of Dead Serious

"My book has stayed in the top 10 in its category on Amazon since launch, received a starred review in Library Journal and has been well accepted in the library market. Sales continue to grow."



BRIAN HERBERGER
Author of Miss E. and Cross Country

"My first book, Miss E., hit #1 on Amazon's 'Hot New Releases' at launch and was favorably reviewed by Publisher's Weekly. Book 2 was released with Bublish this fall. Their guidance has been key."



LINDA MAHKOVEC
Author of The Garden House and The Christmastime series

One of the best choices I've made as an indie author is to use Bublish as my distributor. With so many components to self-publishing, Bublish frees up my time for other things—like writing!



ANDRÉS TAPIA
Author, Journalist, Speaker, Consultant

Bublish distributes three of my business books, including one that is a Spanish translation. In the ever-changing field of professional digital and self-publishing, Bublish keeps current and optimizes distribution channels, all the while helping me meet my fast-paced business deadlines.



LISA Z. LINDAHL
Artist, Entrepreneur, Speaker, Author—Creator of the JogBra

Writing a book is challenging. I'm writing my second nonfiction book, and this time has been so much easier because of the experienced team I'm working with at Bublish. It has been such a relief to have them helping me, especially with the developmental editing. Thanks Bublish!



CHRIS NADHERNY
Career Consultant, Speaker, Author—Spencer Stuart Alumnus

Publishing my first book seemed daunting. Thankfully, Bublish was recommended. The insights, experience and tools they provided throughout the process were invaluable! The results were strong. My executive coaching business blossomed after the book's release.



LISA REINICKE
Author of Football Flyboy & award-winning children's books

Illustrated using Bublish as a marketing platform



RICK LENZ
Author of The Alexandrite and North of Hollywood

I'm really nervous about the Bublish team. I'm in



T. E. DICKASON
Author of The Illusion Queen

Working with Bublish has been amazing. The



I started using Bublish as a marketing platform and then turned over distribution of all 5 of my books to them with a 200% increase in sales. First rate service, communication, and results!"

Can't say enough about the Bublish team. I'm in good hands! Anytime I have a question, they're an email or phone call away—always pleasant and knowledgeable. So glad to be working with them."

"Working with Bublish has been amazing! The people are knowledgeable and responsive. I truly felt supported every step of the way through the publishing and marketing process."

Our Products

bublish

empowering authorpreneurs

At Bublish, we're addressing indie authors' what we believe is the biggest pain points with innovative technology and services that offer a seamless, end-to-end solution.



- **Innovative Writing Tools**. Write your book on Bublish and share excerpts right from your manuscript with "rough cut" book bubbles. Great for pre-order campaigns. Generate a beautiful eBook with one click when you're finished writing. In Bublish 2.0, you'll be able to export a print book interior with one-click as well.
- **Award-winning Book Bubbles.** Share enriched, branded excerpts from anywhere in your book and drive readers to your product pages at all major online retailers—Amazon, Apple Books, B&N, Google Play and Kobo.
- **Real-Time Metrics.** See where and when readers are engaging with your book content AND which retailers they've visited to purchase your book. Bublish will put thousands of eyes on your book bubbles, building





Author Insight
Announcing an Arrival
Book Excerpt
BUY
SHARE
FOLLOW
COMMENT
PREV
NEXT

Patricia Reding @PatriciaReding7 · Nov 30
"Also, his feet, dirty and with long yellow nails, were bare."
Enjoy this NEW
#awardwinning #fantasy #BookBubble
bit.ly/2qCQbfd via @BublishMe
and follow me there!
Announcing an Arrival - Ephemeral and Fleeting - P...
Brother Pestifere gives me the creeps. When I write about him, I can almost smell his presence. It is no wonder he leaves Broden's heart pounding, as...
bublish.com

awareness and driving sales. Bublish 2.0 will give authors even more data to help them make better marketing and publishing decisions.

- **Brand-building tools.** Bublish's LinkedIn-style Author Profile showcases your bio and all your books in one place.
- **Audience Development**. We put our social following to work for our authors with free, weekly events like Bublish's popular Weekend Reader Marathon. Bublish 2.0 will incorporate additonal audience identification and development tools.
- **Channel Marketing.** Not only do we get authors' books into online andphysical distribution channels, we actively promote them in those channels as well. For example, we manage Amazon Ads for our authors for free. We attend American Bookseller Association Discovery shows and exhibit our titles at the American Library Association conferences. We content-market to bookstore buyers and librarians.
- **Author Services.** We offer a wide-variety of editorial, design and production services to help authors create and publish a beautiful book.
- **Author Education.** In addition to Bublish's weekly blogs and educational newsletter, we host free monthly webinars with the world's top publishing and book marketing professionals. In Bublish 2.0, we'll be baking the educational resources right into the platform with market data and publishing prompts as well as free tutorials and on-demand courses.



Complete Solution

The self-publishing marketplace is a hodgepodge of service providers. Bublish brings together everything an author needs in one place,



Built-In Marketing

Bublish's built-in marketing solutions (like the book bubble) lets authors invite readers into their stories without feeling like salespeople. Real-time



Author Branding

What breaks through all the noise? An author brand. Through innovative design, Bublish helps authors build a recognizable brand in a crowded book marketplace.



Channel Marketing

While our authors use our reader-facing marketing technology, we work backend distribution channels for maximum discoverability. For

with an emphasis on marketing (the biggest pain point for most indie authors).

marketing metrics show authors what's working and where.

Our technology spotlights the author as a creator.

example, we run Amazon ads and market to librarians and bookstores.

Our Vision: Bublish 2.0 — Disrupting the Future of Publishing

We're building the next wave of Bublish technology to give indie authors the competitive edge they need.

- In 2019, we will introduce "game-changing" proprietary technology **driven by artificial intelligence and blockchain technologies** to help independent authors position, publish and market better books, more effectively and efficiently...and to a wider audience.
- We will automate key processes and services on the Bublish platform to improve efficiencies and reduce costs and time to market for indie authors.
- When we launch these new features, **indie authors will finally have access to the guidance and marketplace data they need to publish books on par with New York publishing houses,** and to get those books in front of their target readers across the globe. Meanwhile, we believe their costs to publish these books will go down and the opportunities to generate more revenue from their books will grow.



Our Story & Team



OUR STORY

Having been a part of the media and publishing industry for more than 25 years, Bublish Founder and CEO Kathy Meis began watching the rise of self-publishing about a decade ago. At first, the problem for indie authors was getting their books into the marketplace in the right formats. But with the explosion of indie and traditional titles hitting shelves the past few years, the problem shifted to marketing and discoverability. With millions of new books published every year (Bowker), how could indie authors get their books discovered by readers? With a focus on this new pain point, Bublish was born with a mission to empower "authorpreneurs".



Over the past few years, Bublish has expanded from its initial marketing technology offering, and has evolved into a full-service provider of author services and global print and digital distribution. We are now a one-stop shop for everything an indie author needs, and have the benefit of working with authors throughout the lifecycle of their books.

Now, we're ready to write the next chapter of Bublish's story...and we need your help. In 2019, we will introduce "game-changing" proprietary technology driven by artificial intelligence and blockchain technologies to help independent authors position, publish and market better books, more effectively and efficiently...and to a wider audience.

With your investment, we want to give indie authors access to the guidance and marketplace data they need to publish books on par with New York publishing houses. We will give them the tools to get their books in front of their target readers across the globe while lowering their costs to publish and growing their opportunities to generate more revenue from their books. We're out to disrupt the future of publishing and level the playing field for talented indie authors. If you believe in our mission, help us shake up the future of publishing with Bublish 2.0.

OUR TEAM

We are passionate about publishing great books and have the experience and key connections to shape the future of independent publishing.

Founder and CEO Kathy Meis is an entrepreneur, writer and editor with more than twenty-five years of experience in the media and publishing industry. She has worked for such iconic editorial brands as CBS and Forbes, Inc, where she reported directly to Tim Forbes. She is a frequent blogger and speaker on a wide variety of topics, Kathy has become a sought-after expert on the topic of independent publishing and disruption in the publishing industry. She has spoken at Book Expo America, Women in Media, GrubSteet, PubSmart, AuthorYOU, and IndieRecon, among others.

The Bublish Board, Board of Advisors and Team is made up of publishing industry veterans with experience at some of the top companies in publishing as well as extensive experience scaling publishing, eCommerce, technology and SaaS companies. We invite you to explore our Team Page to

learn more about the brains behind Bublish.

The Offering

Investment

$13/share of Class B Common Stock | When you invest you are betting the company's future value will exceed $9.1M.

Perks*

Early-Bird Investment Bonus

Investments made **24 hours after launch**, and **prior to the end of the 15th day** of the offering will receive a 10% bonus on shares received.

Perks

$250+ — If you invest $250-$499, you will receive one year of Bublish for free and a copy of *Bublish's Indie Publishing Guide.*

$500+ — If you invest $500-$999 , you will receive one year of Bublish for free, a copy of *Bublish's Indie Publishing Guide*, and 10% off your first order of Author Services (up to $10,000).

$1,000 — If you invest $1,000-$2,499, you will receive two years of Bublish for free, a copy of *Bublish's Indie Publishing Guide*, and 15% off your first order of Author Services

.

$2,500 — If you invest $2,500-$4,999, you will receive two years of Bublish for free, a copy of *Bublish's Indie Publishing Guide*, 20% off your first order of Author Services, and a free Book Positioning Consultation.

$5,000 — If you invest $5,000-$9,999, you will receive free Bublish account forever, a copy of *Bublish's Indie Publishing Guide*, 20% off your first order of Author Services, a free Book Positioning Consultation, and a free Retail Product Page Assessment or Consultation.

$10,000 — If you invest $10,000-$19,999, you will receive a complete publishing package with a free Bublish account forever, a copy of *Bublish's Indie Publishing Guide*, a free Book Positioning Consultation and a free Retail Product Page Consultation.

$20,000 — If you invest $20,000-$49,999, you will receive you will receive a complete publishing package with a free Bublish account forever, $1,000 worth of ad spend, a copy of *Bublish's Indie Publishing Guide*, a free Book Positioning Consultation, a free Retail Product Page Consultation, and a half-day online work publishing and marketing work session with members of the Bublish staff. (Terms apply.)

$50,000 — If you invest $50,000 or more, you will receive a complete ghostwriting/publishing package (yes, that means we write the book for you) with a free Bublish account forever, $3,000 worth of ad spend, a copy of *Bublish's Indie Publishing Guide*, a free Book Positioning Consultation, a free Retail Product Page Consultation. In addition, we will fly you to Charleston, South Carolina (where we are based), pay for two nights in a hotel, and invite you to spend two-days with the Bublish staff to work on your book and enjoy our beautiful city. (Terms apply and you must reside in the U.S. to take advantage of this perk.)

*****All perks can be gifted*** *and will occur after the offering is completed.*



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Invest in Our Company Today!

Bublish is tackling the biggest pain point indie authors face in the highly disrupted, $26 billion book publishing marketplace. We're doing this with:

1. a seasoned team with expert knowledge of the industry and a proven track record
2. game-changing publishing and book marketing technology to be driven by AI and blockchain
3. a revenue-generating platform with a 200+% year-over-year growth rate

Join us in our quest to shape the future of indie publishing. Invest in us today!

The future of indie publishing
bublish 2.0



Bublish Selected for Harbor Accelerator Program

We came in with an idea and graduated with the largest investment of any company in the program.



Bublish Launches It's First SaaS Product

Bublish launches bublish.com as a subscription-based book marketing platform to support indie authors.



Bublish Beta Distribution Program

Bublish begins to actively solicit authors to join its beta distribution program.



Launched on StartEngine

Invest in our company and help us build Bublish 2.0, where world-class tech will help authors publish and sell their books more successfully.



Development of Bublish 2.0 Begins (ANTICIPATED)

Begin development of a new breed of Guided Authorpreneurship with AI & blockchain-driven features to empower indie authors.

January 2014   **September 2014**   **January 1, 2017**   **December 2018**   **March 1, 2019**

February 2014   **May 26, 2016**   **December 8, 2018**   **January 15, 2019**   **September 1, 2019**





Bublish Author







Bublish Becomes a Corporation

Bublish becomes Bublish, Inc. in preparation to take on its first investment.

Services Portal Launched

Bublish begins to offer editorial, design and production services to authors.

New Website & Official Launch of Bublish Global Book Distribution

Bublish lets the world know about it's growing list of services, including global print & digital book distribution

Bublish 2.0 Scope (ANTICIPATED)

Create a roadmap for a new breed of guided independent publishing—Bublish 2.0—driven by AI and blockchain technologies.

Bublish 2.0 (ANTICIPATED)

Launch Bublish 2.0 and change the future of publishing!

In the Press

  

SHOW MORE

Meet Our Team



Kathy Meis

CEO, President & Chairman of the Board

Kathy Meis is an entrepreneur, writer and editor with more than twenty-five years of experience in the media and publishing industries. She has worked for such iconic editorial brands as CBS and Forbes, Inc, where she reported directly to Tim Forbes

where she reported directly to Tim Forbes. Kathy served as a founding partner of PubSmart, an author-centric publishing conference held in Charleston, South Carolina. As a frequent blogger and speaker on a wide variety of topics, Kathy has become a sought-after expert on the topic of independent publishing and disruption in the publishing industry. She has spoken at Book Expo America, Women in Media, GrubSteet, PubSmart, AuthorYOU, and IndieRecon, among others.





Charles Wyke-Smth
Board Member and Chief Product Officer

In the mid-80s, Bublish Board Member Charles Wyke-Smith founded San Francisco-based PRINTZ Electronic Design, an early all-computerized design studio, and has continued to be a pioneer in interactive media development. He has worked in management and consulting roles at Wells Fargo, ESPN Videogames and Benefitfocus, where he was Director of User Experience. Prior to joining Bublish, Charles was Vice President of Strategy at PeopleMatter, focused on development of its human resources HR platform for the services industries. He is also the author of four best-selling web design and development books: Stylin' with CSS, Codin' for the Web, Scriptin' with JavaScript and Ajax, and Visual Stylin' with CSS3. Wyke-Smith studied Economics at Trent University in England.





Noah Michael Gresham
Board Member

Noah Michael Gresham is an entrepreneur who has been building businesses for more than twenty-five years, concentrating on industries where technology is driving systemic change and disruption to existing business models. Areas of expertise include data assets, artificial intelligence and blockchain technology. Currently, Co-founder and CEO of Tatras Data, which provides on-demand Data Science Services for clients requiring deeper skills, team scalability and faster time to market.





Noah T. Leask
Board Member

Bublish Board Member and investor Noah T. Leask is co-founder and chairman of ISHPI Information Technologies, a rapidly growing private federal government contracting corporation that provides premier-level Full Spectrum Cyber Operations, Counterintelligence, Secure Software Development, and C5ISR Services and Cyber Training and Certifications in support of National Defense and the Warfighter. He is a U.S. Small Business Administration (SBA) National Small Business Award Winner, SBA South Carolina Small Business Person of the Year, two-time Top 10 American Indian Entrepreneur, and Strayer University Outstanding Alumni Award Winner. He is one of the U.S. Navy's first cyber warriors playing a critical role in providing the nation with cyber, information, signals, and technology dominance. In his last technology post, he was the chief architect for a 10-year, $900M program consolidating a world-wide intelligence agency while delivering a building and the first of its kind multi-level security data center.





Evan Schnittman
Board Avisor

Evan Schnittman is a digital thought leader, entrepreneur, and change agent at the cutting edge of content dissemination in the Digital Age. A legacy of successful business transformations through vision, strategy, strong leadership, operational, and financial skills. Several mergers and acquisitions and two startups that have been successfully acquired. Expertise spans the full range of sales, operations and business development functions in the publishing industry – retail, wholesale, licensing, technology, B2C, strategic planning, and M & A. Deep experience in strategic marketing with high-level expertise in value proposition creation to customers and partners and new market development. He has held executive-level positions at Hachette Book Group in New York City, Bloomsbury Publishing in London, UK, and Oxford University Press in New York City.





Jack Liles
Board Advisor

Jack Liles is a partner at TechCXO Partners where seasoned, C-Suite professionals deliver strategic and functional consulting services for technology-enabled companies. TechCXO Partners serve in interim or fractional executive roles, as C-level coaches, or as functional consultants and trainers, with an emphasis on marketing and sales.





Kevin Eichelberger
Board Advisor

Kevin Eichelberger is the founder and CEO of Blue Acorn, a digital commerce and UX agency. He is an entrepreneurial-minded technologist that leverages his strengths as a strategist, innovator, and leader to drive towards a far-sighted vision. He has been published in Inc. Magazine, Entrepreneur, The Chicago Tribune, Internet Retail, and various other national business and trade publications. An accomplished presenter and speaker, he has also been a featured presenter at industry events including IRCE, Fashion Digital, Conversion Conference, Opticon, Magento Imagine, Innovate, and DIG South.





Julia Cobletnz
Board Advisor

After a book and digital marketing career at iVillage, Random House, Inc. and Abrams, Julia Coblentz joined Barnes & Noble's NOOK digital division to lead marketing and publisher relations for its industry-disrupting self-publishing platform. Julia has been featured in dozens of panels, webinars and interviews on book and content marketing, and has been a guest lecturer on book marketing at NYU's publishing program. Julia went on to run the partner marketing program for BN.com and to lead ad sales for Barnes & Noble.com and SparkNotes. She started her marketing consultancy in 2018.





Jeffrey Marks
Legal Counsel

Jeffrey Marks is a managing partner at Alliance Legal Partners. Jeff's practice focuses on outsourced general and corporate counsel services, with an emphasis on mergers and acquisitions, private placement transactions, crowdfunding transactions (Regulation CF and Regulation A+), corporate governance, strategic business counseling, licensing, commercial agreements, real estate syndications and real estate fund formation. Jeff has represented a wide variety of companies ranging from start-ups to middle market companies in various industries, including technology, sports, ecommerce, consumer products, real estate development, gaming, apparel and food and beverage. He has a broad range of experience, having practiced both as an attorney for a major law firm and as in-house counsel to a publicly traded Nasdaq high technology company.





Michael Nolan
Team Member

Michael Nolan has more than 25 years of experience in print and digital media writing, acquisition, project management and content development. He was accountable for acquisition and management of 15-20 projects per year—including a number of bestselling books—for Peachpit Press, an imprint of Pearson, the world's largest educational



Shilah LaCoe
Team Member

Shilah T. LaCoe is a graduate of the University of South Carolina where she received a Bachelor's Degree in English. She's an aspiring author who hopes to complete her first manuscript by 2019.





Tamara (TJ) Fredrickson
Team Member

Tamara is Lead Architect for Bublish and the President & Founder of TJ Interactive. With more than a decade of experience as a full-stack LAMP Ninja and Engineer, Tamara has experience working with Enterprise level web applications, PHP, MySQL, MVC frameworks, JavaScript, HTML, and CSS. She has also worked



Nick Newton
Team Member

Nick Newton is a seasoned network and systems administrator with experience in training and support management. He was an Assistant System Administrator for XYMMETRIX, an Indiana Web Design firm, and a Systems Analyst at Thirty One Gifts.



world's largest educational publisher. Michael is also an entrepreneur, co-founding a San Francisco digital publishing studio with subsequent successful 8-year independent design business.



and CSS. She has also worked with jQuery to build robust applications for web and mobile devices. Over the years, she has applied her talent for building phenomenal code to FEMA, GoLightly Community, Trekkel, ConvoSpark, Simon Wiesenthal Center and CustEx. Tamara scored 100 percent (800/800) on the Analytical Reasoning (Mathematics) section of the GRE and a 96 percent (770/800) on the Quantitative (Mathematics) section. Her analytical nature shines through in her code writing skills.





Ashley Bennett
Team Member

Ashley Bennett has more than 15 years of operational and project management expertise working for firms such as Bank of America, Barclays Bank, and MBNA. She has served in various leadership roles such as a Director in Partner and Project Management and Partnership Marketing. She is a strategic planner and critical thinker devoted to delivering quality products and services to her customers. Her laugh is infectious, her advice is honest, and her commitment to her customers unfaltering.



Offering Summary

Company :	Bublish, Inc.
Corporate Address :	1007 Johnnie Dodds Blvd., Suite 125, Mount Pleasant, SC 29464
Offering Minimum :	$9,997.00
Offering Maximum :	$106,990.00
Minimum Investment Amount	$247.00

(per investor)

Terms

Offering Type	:	Equity
Security Name	:	Class B Common Stock
Minimum Number of Shares Offered	:	769
Maximum Number of Shares Offered	:	8,230
Price per Share	:	$13.00
Pre-Money Valuation	:	$9,006,231.00

Company Repurchase Right: The Company may, at any time after the closing of this Offering, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the higher of (1) the valuation of the Company at such time, and (b) 200% of the Subscriber's investment. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Early-Bird Investment Bonus

Investments made **24 hours after launch**, and **prior to the end of the 15th day** of the offering will receive a 10% bonus on shares received.

Perks*

If you invest **$250-$499**, you will receive a one-year subscription to Bublish for free and a copy of *Bublish's Indie Publishing Guide*.

If you invest **$500-$999**, you will receive a one-year subscription to Bublish for free, a copy of *Bublish's Indie Publishing Guide*, and 10% off your first order of Author Services (up to $10,000).

If you invest **$1,000-$2,499**, you will receive a two-year subscription to Bublish for free, a copy of *Bublish's Indie Publishing Guide*, and 15% off your first order of Author Services (up to $10,000).

If you invest **$2,500-$4,999**, you will receive a two-year subscription to Bublish for free, a copy of *Bublish's Indie Publishing Guide*, 20% off your first order of Author Services (up to $10,000), and a free one-hour Book Positioning Consultation.

If you invest **$5,000-$9,999**, you will receive a free lifetime subscription to Bublish, a copy of Bublish's Indie Publishing Guide, 20% off your first order of Author Services (up to $10,000), a free one-hour Book Positioning Consultation, and a free Retail Product- Page Assessment.

If you invest **$10,000-$19,999**, you will receive a complete publishing package with a free lifetime subscription to Bublish, a copy of *Bublish's Indie Publishing Guide*, a free one-hour Book Positioning Consultation and a free Retail Product-Page Assessment.

If you invest **$20,000-$49,999**, you will receive a complete publishing package with a free lifetime subscription to Bublish, $1,000 worth of ad spend, a copy of *Bublish's Indie Publishing Guide*, a free one-hour Book Positioning Consultation, a free Retail Product- Page Assessment, and a half-day online publishing and marketing work session with members of the Bublish staff. (Terms apply.)

If you invest **$50,000 or more**, you will receive a complete ghostwriting/publishing package (yes, that means we write the book for you) with a free Bublish lifetime subscription, $1,000 worth of ad spend, a copy of Bublish's Indie Publishing Guide, a free Book Positioning Consultation, and a free Retail Product-Page Assessment. In addition, we will fly you to Charleston, South Carolina (where we are based), pay for two nights in a hotel, and invite you to spend two-days with the Bublish staff to work on your book and enjoy our beautiful city. (Terms apply and you must reside in the U.S. to take advantage of this perk.)

All perks can be gifted and will occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Bublish, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering if they invest within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $13 / share, you will receive 11 shares of Class B Common Stock, meaning you'll own 11 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Bublish to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

About
Blog
About Us
FAQ
Connect
Facebook
Twitter
Careers
LinkedIn
Instagram
Join
Raise Capital
Become an Investor
Legal
Terms of Use
Privacy Policy
Disclaimer

Press inquiries



Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Hi, I'm Kathy Meis, founder of Bublish, a complete publishing platform with built-in marketing.

Bublish was created for today's professional self-publisher, who is serious about making money from or with their book. At Bublish, we call them "authorpreneurs."

U.S. book publishing is a $26 billion dollar industry, and today, 20% of that revenue is generated by independent authors. Indie authors continue to grab market share, but primarily because they have so many new books entering the marketplace. There are now 70,000 books published every month! Yet, only a small percentage of indie authors find success, even when they've written a great book. That's because they don't have the publishing knowledge about positioning, marketing, distribution, and more. In the past, publishers have handled these tasks, but now indie authors need these skills.

...and that's where Bublish comes in. We offer professional indie publishing simplified.

Our cutting-edge technology, resources, tools and programs empower "authorpreneurs," so they can be successful in today's competitive book marketplace. And with your help, we plan to change the way authors publish books by embedding artificial intelligence and blockchain technologies into the Bublish platform to help indie authors position, publish and market better books, more effectively and efficiently...and to a wider audience. We invite you learn more about Bublish and join us as we shape the future book publishing.

Video 2

Let's take a quick tour of Bublish, where authors can write, publish, market, sell and track their work.

After logging in, authors can create a profile and either upload a current book or start writing a new one. Let's start there.

Bublish's eBook Creator is a writing tool that multi-tasks. You can either write your book on bublish.com or copy and paste chapters into the eBook Creator. Bublish styles and formats the book while you write and gives you built-in marketing technology. We'll come back to that in a minute...

But first watch how easy it is to create an eBook when you're finished. Yep, one click and you have a beautiful eBook ready to publish complete with an interactive table of contents.

And while you're writing you can share "rough cut book bubbles" directly from your manuscript. What's a book bubble? Let's visit Twitter to see some in action.

Readers discover bubbles in their social channels, where bubbles provide an immersive book-browsing experience—complete with a book sample, beautiful design and an author insight. If a reader wants to purchase the book, they can visit major online retailers right from the bubble.

Readers can also share bubbles and follow authors for email updates.

For authors, book bubbles are quick and easy to create and share. Authors simply select an excerpt in their book, write their author insight, review and share. They can manage multiple books and bubbles from their dashboard and see how their bubbles are performing with real-time metrics about bubble views and conversions. [at the top of their dashboard.]

For premium authors who distribute their books with Bublish, Sales and Royalty Reports are made available and updated weekly. Premium authors also have a public LinkedIn-style profile to share with readers.

We're excited to add game-changing features in 2019. So visit bublish.com to start your free trial. Happy bublishing!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

of

BUBLISH, INC.

ARTICLE I

The name of this Corporation is Bublish, Inc. (this "**Corporation**").

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the South Carolina Business Corporation Act of 1988.

ARTICLE III

This Corporation is authorized to issue three classes of stock to be designated as "**Class A Common Stock**," "**Class B Common Stock**," (collectively, the "**Common Stock**"), and "**Preferred Stock**". The total number of shares of Class A Common Stock the Corporation is authorized to issue is Three Million (3,000,000) shares, par value $0.001, the total number of shares of Class B Common Stock the Corporation is authorized to issue is One Million (1,000,000) shares, par value $0.001 per share, and the total number of shares of Preferred Stock the Corporation is authorized to issue is One Million (1,000,000) shares, par value $0.001. The board of directors may divide the Preferred Stock into any number of series. The board shall fix the designation and number of shares of each such series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock, including, but not limited to, voting rights, redemption rights, dividend rights and participation rights. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of shares of that series, but not below the number of then outstanding shares of such series. Of the One Million (1,000,000) authorized shares of Preferred Stock, One Hundred Sixty Thousand (160,000) shares are designated as "**Series A Preferred Stock**".

ARTICLE IV

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1.   Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a)   "**Common Holders**" means the holders of Class A Common Stock and Class B Common Stock.

(b)   **"Series A Conversion Price"** shall mean $2.50 per share for the Series A Preferred Stock (subject to adjustment from time to time as set forth herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

(c)   **"Series A Conversion Rate"** shall mean the ratio determined by dividing the Series A Original Issue Price by the Series A Conversion Price, then in effect (subject to adjustment from time to time as set forth herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

(d)   **"Series A Original Issue Price"** shall mean $2.50 per share for the Series A Preferred Stock (subject to adjustment from time to time as set forth herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

(e)   **"Series A Preferred Holders"** means the holders of Series A Preferred Stock.

2.   <u>Conversion</u>.

(a)   <u>Conversion</u>. Each share of Series A Preferred Stock shall be convertible, (1) at the option of the holder thereof, at any time after the date of issuance of such share, (2) automatically upon the consummation of an initial public offering of the Corporation's common stock, or (3) upon the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, in either case, into that number of fully-paid, non-assessable shares of Class A Common Stock determined based on the Series A Conversion Rate at the time of conversion. Upon voluntary conversion, the applicable Series A Preferred Holder shall provide notice to the Corporation, at the office of the Corporation or any transfer agent for the Series A Preferred Stock, setting forth the number of shares of Series A Preferred Stock to be converted.

(b)   <u>Mechanics of Conversion</u>. No fractional shares of Class A Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Class A Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Class A Common Stock shall be paid in cash. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, or upon automatic conversion, immediately prior to the consummation of the public offering, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock on such date.

(c)   <u>Adjustments for Subdivisions or Combinations of Class A Common Stock</u>. In the event the outstanding shares of Class A Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Class A Common Stock, the Series A Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Class A Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Class A Common Stock, the Series A Conversion Price

2

in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(d)   <u>Adjustments for Subdivisions or Combinations of Series A Preferred Stock</u>. In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Series A Original Issue Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the Series A Original Issue Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e)   <u>Adjustments for Reclassification, Exchange and Substitution</u>. Subject to Section 2 above, if the Class A Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Class A Common Stock which the holders would otherwise have been entitled to receive, the Series A Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Class A Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(f)   <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose.

3.   <u>Liquidation</u>

(a)   <u>Payments to Holders of Series A Preferred Stock</u>. Subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation (a "**Deemed Liquidation Event**"), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the Series A Original Issue Price for such share of Series A Preferred Stock, or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 2 immediately prior to such Deemed Liquidation Event. If upon any such Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the shareholders of the

Corporation are insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they are entitled under this Section, the holders of shares of Series A Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) <u>Payments to Holders of Common Stock</u>. Subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, in the event of any Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock as provided in Section 3(a), the remaining funds and assets available for distribution to the shareholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

4.   <u>Voting</u>.

(a)   <u>Class A Common Stock</u>. Each holder of shares of Class A Common Stock shall be entitled to one vote for each share thereof held.

(b)   <u>Class B Common Stock</u>. Except as otherwise provided by law, the holders of Class B Common Stock shall have no voting rights.

(c)   <u>Series A Preferred Stock</u>. Each holder of shares of Series A Preferred Stock shall be entitled to one vote for each share of Class A Common Stock into which their Series A Preferred Stock is convertible as of the record day of such vote.

5.   <u>Dividend Rights</u>. Subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, all dividends declared by the Board of Directors shall be payable pro rata, to the Common Holders and the Series A Preferred Holders (on an as converted basis).

6.   <u>Notices</u>. Except as otherwise specified hereunder, any notice required by the provisions of this ARTICLE IV to be given to Common Holders or the Series A Preferred Holders shall be deemed given if sent via electronic mail or deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE V

In furtherance and not in limitation of the powers conferred by the laws of the State of South Carolina, the Board of Directors is expressly authorized and empowered to adopt, amend or repeal any provision of the Bylaws of the Corporation. The Bylaws of the Corporation may be adopted, amended or repealed by the holders of Class A Common Stock of the Corporation by the affirmative vote of such shareholders who are entitled to cast at least a majority of the total number of votes entitled to be cast.

ARTICLE VI

    (a)   <u>Limitation of Director's Liability</u>. The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under South Carolina law.

    (b)   <u>Indemnification of Corporate Agents</u>. The Corporation is authorized to indemnify the directors and officers of the Corporation to the fullest extent permissible under South Carolina law. This Corporation is authorized to provide indemnification of agents for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Article 5 of the South Carolina Business Corporation Act, subject to any limits on such excess indemnification set forth in Article 5 of the South Carolina Business Corporation Act.

    (c)   <u>Repeal or Modification</u>. Any amendment, repeal or modification of the foregoing provisions of this ARTICLE VI shall not adversely affect any right of indemnification or limitation of liability of an agent of this Corporation relating to acts or omissions occurring prior to such amendment, repeal or modification.

Amended and Restated Articles of Incorporation – Bublish, Inc.